UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BB&T Corporation 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

BB&T Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2018 and 2017

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Benefits Committee of the BB&T Corporation 401(k) Savings Plan
Winston-Salem, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the BB&T Corporation 401(k) Savings Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Crowe LLP
We have served as the Plan's auditor since 2019.
Oak Brook, Illinois
June 27, 2019

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the BB&T Corporation 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the statement of net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2017, including the related notes as of December 31, 2017 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
June 26, 2018
We have served as the Plan's auditor from 2002 to 2018.

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$4,241,843,996	$4,559,897,011
Notes receivable from participants	74,455,458	70,168,610
Employer receivable	2,465,596	2,484,841
Net assets available for benefits	$4,318,765,050	$4,632,550,462

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

2018
Additions to (deductions from) net assets attributable to:
Investment income
Interest	$8,078,939
Dividends	173,676,293
Net appreciation in fair value of investments	(468,378,190)
Net investment income	(286,622,958)

Interest on notes receivable from participants	3,570,783

Contributions
Employer	135,356,537
Employee	198,004,457
Rollovers	33,237,519
Total contributions	366,598,513
Total additions	83,546,338

Benefits paid to participants	(396,582,795)
Administrative expenses	(748,955)
Total deductions	(397,331,750)

Net increase	(313,785,412)

Net assets available for benefits
Beginning of year	4,632,550,462
End of year	$4,318,765,050

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1.    Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the "Corporation" or "Plan Sponsor"). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Board of Directors of the Plan Sponsor ("Board") is responsible for oversight of the Plan, including the appropriateness of the Plan's investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board's responsibilities have been delegated to the Employee Benefits Plan Committee.

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code ("IRC") limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations using a formula based on the company in which a participant works:

▪CRC Insurance Services, Inc.: Match of 50%
▪McGriff, Seibels and Williams, Inc.: Match of 100% on the first 4% deferred
▪All others: Match of 100% on the first 6% deferred

CRC Insurance Services, Inc. and AmRisc, LLC may also make profit sharing contributions at the discretion of their respective Board of Directors. For the year ended December 31, 2018, eligible employees of CRC Insurance Services, Inc. and AmRisc, LLC received profit sharing contributions totaling $1,876,427 and $589,169, respectively.

Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service ("IRS") or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation's prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant's individual account is credited with the participant's contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2018 and 2017, forfeited accounts totaled $56,612 and $73,989, respectively, which can be used to reduce employer contributions. In 2018, contributions by the employer were reduced by $0 from the forfeiture account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with a bank subsidiary of the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.    Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company ("Branch Bank") is required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield that was effective as of the 30th day of the month two months prior plus fifty basis points. The crediting interest rates for the period from January 1, 2018 to December 31, 2018 ranged from 2.12 percent to 3.19 percent and the average yield rate was 2.70 percent.

4.    Fair Value Measurements
Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, collective trusts and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 3 for detailed disclosures related to the Plan's investment in the associate insured deposit account.

The fair value of the collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts have a daily redemption frequency, redemption notice periods of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2018 and 2017, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

	December 31, 2018
	Total	Level 1	Level 2
BB&T common stock	$518,733,087	$518,733,087	$—
Mutual funds	1,917,803,503	1,917,803,503	—
Self-directed investments	171,159,234	168,535,828	2,623,406
Collective trusts	1,413,637,323	—	1,413,637,323
Separately managed accounts:
Common stock	2,816,548	2,816,548	—
Foreign stock	248,861	248,861	—
Mutual fund	21,508	21,508	—
Associate insured deposit account	213,869,327	—	213,869,327
Cash and cash equivalents	3,554,605	3,554,605	—
Total investments at fair value	$4,241,843,996	$2,611,713,940	$1,630,130,056

	December 31, 2017
	Total	Level 1	Level 2
BB&T common stock	$613,072,311	$613,072,311	$—
Mutual funds	2,116,228,844	2,116,228,844	—
Self-directed investments	175,877,922	174,056,828	1,821,094
Collective trusts	1,434,922,552	—	1,434,922,552
Separately managed accounts:
Common stock	3,949,098	3,949,098	—
Foreign stock	392,830	392,830	—
Associate insured deposit account	210,467,027	—	210,467,027
Cash and cash equivalents	4,986,427	4,986,427	—
Total investments at fair value	$4,559,897,011	$2,912,686,338	$1,647,210,673

There were no transfers between levels during 2018 and 2017.

5.    Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

6.     Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

7.    Related Party and Party-In-Interest Transactions
Included in the Plan assets are BB&T Corporation common stock, mutual funds advised by a subsidiary of the Corporation, assets held in separately managed accounts that are managed by a subsidiary of the Corporation, an associate insured deposit account with Branch Bank and cash in an interest-bearing checking account with Branch Bank. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2018	2017
Number of shares, BB&T Corporation common stock	11,974,448	12,330,497
BB&T Corporation common stock	$518,733,087	$613,072,311
Mutual funds	1,275,558,161	1,461,875,254
Separately managed accounts	3,086,917	4,341,928
Associate insured deposit account	213,869,327	210,467,027
Interest-bearing checking account	3,554,605	4,986,427

For the year ended
December 31, 2018
Dividends on BB&T Corporation common stock	$18,868,314
Dividends on investments in mutual funds	113,850,543
Interest on associate insured deposit account	5,672,338

In addition, the cost of administrative services rendered by the Corporation's Trust Division is party-in-interest and totaled $388,053 for the year ended December 31, 2018. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $224,488 and $136,414, respectively for the year ended December 31, 2018.

8.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.    Subsequent Events
On February 7, 2019, BB&T and SunTrust Banks, Inc. announced that both companies' Boards of Directors unanimously approved an agreement to combine in an all-stock merger of equals. The merger is expected to close late in the third or fourth quarter of 2019, subject to satisfaction of closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company. It is anticipated that this Plan will continue and SunTrust employees will enter the Plan during 2020.

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation	Common stock	$518,733,087

*	Sterling Capital Total Return Bond Fund	Mutual fund	214,419,882
*	Sterling Capital Mid Value Fund	Mutual fund	205,613,221
*	Sterling Capital Behavorial Small Cap Value Equity Fund	Mutual fund	111,600,142
*	Sterling Capital Special Opportunities Fund	Mutual fund	271,060,060
*	Sterling Capital Equity Income Fund	Mutual fund	257,462,273
*	Sterling Capital Behavioral Large Cap Val Equity Fund	Mutual fund	215,402,583
	Federated Investors Treasury Obligation Fund	Mutual fund	92,859,922
	Fidelity Contrafund	Mutual fund	220,141,255
	American Funds EuroPacific	Mutual fund	132,591,759
	T. Rowe Price Mid Cap Growth Fund	Mutual fund	196,652,406
			1,917,803,503

	T. Rowe Price Retirement Balanced Trust	Collective trust	52,594,962
	T. Rowe Price Retirement 2005 Trust	Collective trust	4,956,166
	T. Rowe Price Retirement 2010 Trust	Collective trust	26,916,113
	T. Rowe Price Retirement 2015 Trust	Collective trust	45,645,287
	T. Rowe Price Retirement 2020 Trust	Collective trust	127,386,538
	T. Rowe Price Retirement 2025 Trust	Collective trust	123,295,894
	T. Rowe Price Retirement 2030 Trust	Collective trust	170,920,222
	T. Rowe Price Retirement 2035 Trust	Collective trust	99,280,541
	T. Rowe Price Retirement 2040 Trust	Collective trust	128,865,086
	T. Rowe Price Retirement 2045 Trust	Collective trust	77,337,696
	T. Rowe Price Retirement 2050 Trust	Collective trust	56,484,180
	T. Rowe Price Retirement 2055 Trust	Collective trust	40,111,812
	T. Rowe Price Retirement 2060 Active Trust	Collective trust	5,272,416
	Legal & General MSCI ACWI	Collective trust	60,546,967
	Legal & General S&P 500	Collective trust	280,622,535
	Morley Stable Value Fund	Collective trust	113,400,908
			1,413,637,323

	Plan Participants	Self-directed investments	171,159,234

*	Notes Receivable from Participants	Participant loans (4.25% to 7.75% thru May 2046)	74,455,458

*	Branch Banking and Trust Company	Associate insured deposit account	213,869,327

*	Branch Banking and Trust Company	Cash and cash equivalents	3,554,605

Holdings in Separately Managed Accounts
	I Shares Russell 2000 Value Index Fund	Mutual fund	21,508
	Abercrombie & Fitch Co Cl A	Common stock	7,739
	Adt Inc Common	Common stock	4,033
	Aerojet Rocketdyne Holdings Common	Common stock	4,369
	Aes Corp Common	Common stock	8,257
	Affiliated Managers Group Inc Com	Common stock	75,029
	Agnc Investment Corp Common	Common stock	5,087
	Air Lease Corp Common	Common stock	43,925
	Alaska Air Group Inc Common	Common stock	4,260

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Allison Transmission Holdings Inc Common	Common stock	5,445
	Amag Pharmaceuticals Inc Common	Common stock	4,709
	American Eagle Outfitters Common	Common stock	4,852
	American Equity Investment Life Holding Co Common	Common stock	10,869
	American Outdoor Brands Corp Common	Common stock	5,440
	Apogee Enterprises Inc Common	Common stock	4,358
	Apple Hospitality Reit Inc Common	Common stock	4,478
	Arbor Realty Trust Inc Common	Common stock	4,995
	Arcbest Corp Common	Common stock	6,338
	Arch Coal Inc - A Common	Common stock	7,552
	Arcosa Inc Common	Common stock	9,581
	Ares Commercial Real Estate Corp Common	Common stock	4,655
	Armour Residential Reit Inc Common	Common stock	6,109
	Associated Banc Corp Common	Common stock	4,948
	Atkore International Group I Common	Common stock	5,000
	Atlas Air Worldwide Holdings Common	Common stock	5,780
	Avx Corporation Common	Common stock	3,309
	Axos Financial Inc Common	Common stock	579
	Azz Incorporated Common	Common stock	5,328
	Bank Ozk Common	Common stock	2,009
	Bankunited Inc Common	Common stock	4,521
	Banner Corporation Common	Common stock	6,738
	Barnes & Noble Common	Common stock	5,509
	Barrett Business Svcs Inc Common	Common stock	4,523
	Berkshire Hills Bancorp Inc Common	Common stock	2,265
	Bj'S Restaurants Inc Common	Common stock	4,096
	Blucora Inc Common	Common stock	4,902
	Brixmor Property Group Inc Common	Common stock	4,818
	Cadence Bancorp Common	Common stock	5,252
	Cal-Maine Foods Inc Common	Common stock	5,753
	Carmax Inc. Common	Common stock	66,807
	Cathay General Bancorp Common	Common stock	8,047
	Cbl & Associates Properties Common	Common stock	4,458
	Cbre Group Inc Common	Common stock	66,867
	Cbs Corp Cl B Common	Common stock	46,125
	Centurylink Inc	Common stock	30,830
	Cherry Hill Mortgage Investment Common	Common stock	5,490
	Chesapeake Lodging Trust Common	Common stock	560
	Chimera Investment Corp Common	Common stock	5,239
	Cirrus Logic Common	Common stock	6,006
	Cit Group Inc Inc Common	Common stock	4,057
	Clearway Energy Inc -Class A Common	Common stock	10,355
	Clearway Energy Inc -Class C Common	Common stock	7,331
	Cno Financial Group Inc Common	Common stock	8,318
	Columbia Property Trust Inc Common	Common stock	4,683
	Community Tr Bancorp Inc Common	Common stock	5,783
	Consol Energy Inc Common	Common stock	1,490
	Continental Building Products Inc Common	Common stock	4,276
	Core-Mark Holding Company Inc Common	Common stock	5,138
	Cousins Pptys Inc Common	Common stock	948
	Crown Holdings Inc Common	Common stock	70,669
	Customers Bankcorp Inc Common	Common stock	4,368

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Cvr Energy Inc Common	Common stock	4,551
	Deckers Outdoor Corp Common	Common stock	9,212
	Denbury Resources Inc Common	Common stock	3,158
	Dhi Group Inc Common Dhi Group Inc	Common stock	4,583
	Dicks Sporting Goods Inc Common	Common stock	4,618
	Diodes Inc Common	Common stock	7,355
	Dollar General Corp. Common	Common stock	49,717
	Domtar Corporation Common	Common stock	5,270
	Dsw Inc	Common stock	6,620
	Dynex Capital Inc Common	Common stock	1,333
	E Trade Financial Corp Common	Common stock	66,698
	Ebay Inc Common	Common stock	57,544
	Employers Holdings Inc Common	Common stock	6,925
	Encompass Health Corp Common	Common stock	7,404
	Endurance International Group Common	Common stock	3,990
	Enterprise Financial Services Corp Common	Common stock	7,789
	Fidelity National Information Services Inc Common	Common stock	58,454
	Financial Institutions Inc. Common	Common stock	4,677
	First Bancorp Common	Common stock	5,748
	First Data Corp -Class A Common	Common stock	45,082
	Flagstar Bancorp Inc Common	Common stock	6,336
	Fnb Corp Common	Common stock	4,310
	Foot Locker Inc. Common	Common stock	4,788
	Fossil Group Inc. Common	Common stock	7,928
	Franklin Financial Network Common	Common stock	4,720
	Fti Consulting Inc	Common stock	8,463
	Gannett Co Inc Common	Common stock	5,536
	Generac Holdings Inc Common	Common stock	5,566
	Genesco Common	Common stock	6,291
	Gentex Corp Common	Common stock	64,450
	Genworth Financial Cl A Common	Common stock	8,113
	Getty Realty Corp Common	Common stock	1,059
	Global Brass & Copper Holdings Inc Common	Common stock	3,773
	Gray Television Inc.	Common stock	5,557
	Great Ajax Corp Common	Common stock	3,229
	Great Western Bancorp Inc Common	Common stock	6,906
	Hancock Whitney Corp	Common stock	8,420
	Heidrick & Struggles Intl Inc Common	Common stock	6,144
	Hollyfrontier Corp Common	Common stock	7,668
	Hope Bancorp Inc Common	Common stock	6,333
	Hospitality Pptys Tr Common	Common stock	4,585
	Huntsman Corporation Common	Common stock	3,665
	Iberiabank Corp Common	Common stock	9,256
	Idacorp Inc	Common stock	11,819
	Independent Bank Corp Common	Common stock	5,381
	Industrial Logistics Properties Common	Common stock	5,036
	Innoviva Inc Common	Common stock	3,298
	Insight Enterprises Common	Common stock	5,420
	Interdigital Inc Common	Common stock	5,912
	Jabil Inc Common	Common stock	5,454
	Jacobs Engr Group Inc Common	Common stock	37,414
	Jefferies Finl Group Inc Common	Common stock	80,221

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Jetblue Awys Corp Com	Common stock	4,224
	K12 Inc Common	Common stock	6,024
	Kemet Corp Common	Common stock	5,753
	Kforce Inc Common	Common stock	4,514
	Kimco Rlty Corp Common	Common stock	4,703
	Kkr Real Estate Finance Trust Common	Common stock	3,600
	Knowles Corp Common	Common stock	29,349
	Korn/Ferry International Common	Common stock	4,468
	Laboratory Corp Of American Holdings Common	Common stock	56,862
	Ladder Capital Corp -Reit Common	Common stock	6,900
	Lincoln National Corp. Common	Common stock	43,614
	Live Oak Bancshares Inc Common	Common stock	3,036
	Louisiana Pacific Corp Pac Corp Common	Common stock	7,977
	Ltc Properties Inc	Common stock	1,834
	Macquarie Infrastructure Co Common	Common stock	4,241
	Marcus Corporation	Common stock	1,146
	Markel Corporation Common	Common stock	61,245
	Materion Corp Common	Common stock	5,444
	Matrix Service Co Common	Common stock	4,646
	Matson Inc-W/I Alexander & Baldwin Holdings Inc Common	Common stock	5,796
	Mcgrath Rentcorp Common	Common stock	1,133
	Mckesson Corp Corporation	Common stock	46,950
	Medical Properties Trust Inc Common	Common stock	7,123
	Merchants Bancorp Common	Common stock	4,212
	Mfa Financial Inc	Common stock	4,469
	Mgic Investment Corp	Common stock	11,579
	Murphy Oil Corporation Common	Common stock	4,187
	Nanometrics Inc Common	Common stock	4,154
	National Fuel Gas Company Common	Common stock	5,220
	Navient Corp Common	Common stock	3,348
	Navigant Consulting Inc Common	Common stock	6,181
	Ncr Corp Common	Common stock	79,695
	Nektar Therapeutics Common	Common stock	1,282
	Nelnet Inc Cl A Common	Common stock	8,427
	New Residential Investment Corp Common	Common stock	8,242
	New York Mortgage Trust Inc Common	Common stock	6,067
	News Corp Common New Cl B	Common stock	39,848
	Northwestern Corporation Common	Common stock	10,283
	Office Depot Inc Common	Common stock	6,391
	Ofg Bancorp Common	Common stock	7,407
	Oge Energy Corp Common	Common stock	5,643
	Omnicom Group Common	Common stock	38,817
	On Semiconductor Common	Common stock	5,184
	Onemain Holdings Inc Common	Common stock	4,032
	Oritani Financial Corporation Common	Common stock	5,930
	Oshkosh Truck B Cl B	Common stock	4,169
	Park Hotels & Resorts Inc Common	Common stock	5,144
	Pattern Energy Group Inc Common	Common stock	7,169
	Patterson Companies Inc Common	Common stock	6,291
	Pbf Energy Inc. Common	Common stock	5,456
	Pc Connection Inc	Common stock	4,668

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Peapack Gladstone Finl Corp Common	Common stock	5,389
	Pennymac Mortgage Investment Trust Common	Common stock	6,610
	Pennymac Financial Services Common	Common stock	5,485
	Perficient Inc Common	Common stock	4,986
	Photronics Inc Common	Common stock	6,369
	Piedmont Office Realty Trust Inc Common	Common stock	7,344
	Pinnacle West Cap Corporation Common	Common stock	8,350
	Piper Jaffray Cos Common	Common stock	5,201
	Portland General Electric Co Common	Common stock	12,104
	Post Holdings Inc. Common	Common stock	4,902
	Premier Inc Class A Common	Common stock	3,474
	Quanta Services Inc Common	Common stock	4,726
	Radian Group Inc Common	Common stock	9,718
	Radnet Inc. Common	Common stock	6,173
	Ralph Lauren Corp Common	Common stock	4,966
	Rambus Inc Common	Common stock	5,484
	Rayonier Advanced Materials Common	Common stock	28,063
	Rayonier Advanced Materials Common	Common stock	2,631
	Rbb Bancorp Common	Common stock	3,619
	Realogy Holdings Corp Common	Common stock	38,975
	Redwood Trust Inc Common	Common stock	6,616
	Regal Beloit Corp Common	Common stock	1,891
	Regional Management Corp Common	Common stock	3,920
	Reinsurance Grp Of Amer Of America Common	Common stock	7,713
	Renewable Energy Group Inc Common	Common stock	6,425
	Rent-A-Center Inc Common	Common stock	6,589
	Rexford Industrial Realty Inc Common	Common stock	4,037
	Rh Common	Common stock	6,710
	Sabra Health Care Reit Inc Common	Common stock	8,075
	Sabre Corp Common	Common stock	4,523
	Sally Beauty Company Inc Common	Common stock	6,309
	Sandy Spring Bancorp Inc Common	Common stock	5,767
	Sanfilippo John B & Co Inc Common	Common stock	3,061
	Sanmina Corp Common	Common stock	6,641
	Santander Consumer Usa Holdings Common	Common stock	5,840
	Scansource Inc Common	Common stock	5,398
	Schnitzer Steel Inds Inc Cl A	Common stock	4,612
	Schweitzer Mauduit Intl Inc Common	Common stock	5,085
	Shoe Carnival Inc Common	Common stock	6,132
	Signature Bank Common	Common stock	4,215
	Simmons First National Corp-Cl A Common	Common stock	7,336
	Sinclair Broadcast Group A	Common stock	5,663
	Skywest Inc Common	Common stock	4,625
	Sl Green Realty Common	Common stock	1,028
	Slm Corporation Common	Common stock	47,475
	Sonoco Products Company Common	Common stock	4,304
	Southwest Gas Corp Common	Common stock	1,224
	Southwestern Energy Co Common	Common stock	31,491
	Southwestern Energy Co Common	Common stock	6,915
	Spectrum Brands Holdings Inc Common	Common stock	44,278
	Spirit Realty Capital Inc Common	Common stock	4,195
	Steelcase Inc Cl A	Common stock	6,481

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Stericycle Inc Common	Common stock	12,475
	Synchrony Financial Common	Common stock	47,272
	Synovus Financial Common Corp	Common stock	4,511
	T Rowe Price Group Inc	Common stock	51,699
	Tcf Financial Corp Common	Common stock	6,549
	Tech Data Corp Common	Common stock	8,672
	Tenet Healthcare Corp Corp Common	Common stock	3,325
	Terreno Realty Corp Common	Common stock	3,974
	Texas Capital Bancshares Inc Common	Common stock	4,445
	Treehouse Foods Inc Common	Common stock	5,223
	Trimas Corporation Common	Common stock	6,195
	Trinity Industries Common	Common stock	28,044
	Triple S Management Corp Common	Common stock	4,504
	Tristate Capital Hldgs Inc Common	Common stock	1,070
	Trustco Bk Corp Ny	Common stock	5,625
	Ttm Technologies Inc Common	Common stock	4,991
	Turtle Beach Corp Common	Common stock	4,038
	Two Harbors Investment-Wi	Common stock	4,083
	United Financial Bancorp Inc Common	Common stock	6,439
	Unitil Corp Com	Common stock	5,520
	Universal Insurance Holdings Inc Common	Common stock	6,522
	Universal Truckload Services Inc Common	Common stock	3,148
	Urban Outfitters Inc Common	Common stock	4,880
	Vera Bradley Inc. Common	Common stock	3,565
	Verso Corp Common	Common stock	7,885
	Vici Properties Inc Common	Common stock	4,188
	Vista Outdoor Inc Common	Common stock	4,438
	W&T Offshore Inc Common	Common stock	3,976
	Warrior Met Coal Inc Common	Common stock	5,545
	Washington Federal Inc	Common stock	8,040
	Whiting Petroleum Corp Common	Common stock	2,519
	Williams-Sonoma Inc	Common stock	4,086
	Xerox Corp Common	Common stock	4,130
	Zimmer Biomet Holdings Inc Common	Common stock	65,344
	Zions Bancorp	Common stock	7,374
			2,838,056

	Assured Guaranty Ltd	Foreign stock	5,742
	Axalta Coating Systems Ltd	Foreign stock	70,494
	Civeo Corp Common	Foreign stock	5,913
	Costamare Inc Common	Foreign stock	4,298
	Endo Intl Plc Common	Foreign stock	5,606
	Enstar Group Ltd	Foreign stock	41,557
	Essent Group Ltd	Foreign stock	6,699
	Fabrinet	Foreign stock	8,774
	First Bancorp Puerto Rico	Foreign stock	8,136
	Mallinckrodt Pub Ltd Co Common	Foreign stock	5,530
	Popular Inc	Foreign stock	6,422
	Sensata Technologies Holding	Foreign stock	70,175
	Signet Jewelers Ltd	Foreign stock	7,180
	Trinseo Sa	Foreign stock	2,335
			248,861

BB&T Corporation 401(k) Savings Plan (EIN 56-0939887, Plan No. 003)
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2018

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

$4,316,299,454
* Party in interest
Cost is omitted because plan investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

Date:	June 27, 2019	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith.